
REDBUS

interhouse plc

Masters House
107 Hammersmith Road
London W14 0CH

tel: +44 (0) 20 7603 1515
fax: +44 (0) 20 7603 8448

info@interhouse.redbus.com
www.interhouse.redbus.com

Securities Exchange Commission
Office International Corporate Finance
Room 3045
450 Fifth Street NW
Washington DC 20542
USA

19 August 2002

Dear Sirs

REDBUS INTERHOUSE PLC (THE "COMPANY")
REFERENCE NUMBER : 82-3341

To the members of the Commission:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act"), we enclose a copy of the information described below in connection with exemption from the registration requirements of the Act initially established through the Company's submission of July 14, 1992.

Name of Report	**When Made or Required to be Made Public**	**By Whom or Required to be Made Public**
Announcement	18 March 2002	Redbus Interhouse PLC
Announcement	17 May 2002	Redbus Interhouse PLC

Yours sincerely

Amanda Mason

dlw 9/23


news

WEBER SHANDWICK | SQUARE MILE

Under embargo until 7am, Friday 17 May 2002

Redbus Interhouse plc ("Redbus Interhouse" or "the Company")


BEST AVAILABLE COPY

Announcement of results for the 3 months ended 31 March 2002

Highlights

- First quarter turnover of £2,624,000 and EBITDA loss of £3,402,000
- Plan to reduce costs by a significant margin, with substantially lower head office costs
- Nine operational facilities with data floor area of 261,000 square feet
- Cash of £15,341,000 at 31 March 2002, excluding £2,952,000 held in escrow

John Porter, Chairman, commented:-

"Although market conditions remain difficult and competition is tough, I am pleased that we continued to make sales progress during the first quarter. However, even though we are seeing an increase in enquiries from potential customers, it is taking longer to convert these into firm orders. So, given the poor visibility of future market conditions, we believe it prudent to lower our expectations for turnover growth in the full year and 2003. The Board is, therefore, taking decisive action to cut costs significantly, including substantially lower head office costs.".

Enquiries:

Redbus Interhouse plc 020 7847 1600
John Porter, Chairman

Weber Shandwick Square Mile 020 7601 1000
Terry Garrett/Josh Royston

Results

In the trading statement released earlier this week, the key figures for the three months ended 31 March 2002 were reported. Turnover amounted to £2,624,000 on which there was an EBITDA loss of £3,402,000 and a loss before taxation of £6,465,000. These results compare with the final three months of 2001 during which turnover was £2,396,000, EBITDA loss before exceptional items was £4,936,000, and loss before taxation and prior to exceptional items was £7,405,000. However, it should be noted that the improvement in both the EBITDA loss and the loss before taxation was mainly due to a reduction in foreign exchange losses from £1,243,000 in the final three months of 2001 to £82,000 in the first three months of 2002.

At 31 March 2002, cash stood at £15,341,000. This figure excludes the cash held in escrow of £2,952,000 relating to the Nashville property and other cash deposits made in support of bank guarantees for property lease obligations. As noted in the trading statement, progress has been made towards the eventual disposal of the Nashville, USA property. Whilst it is too early to say when the property will be sold, on eventual sale the £2,952,000 held in escrow will be released and the Board believes that a disposal price in excess of the property's book value of £1,856,000 should be achieved.

Business Review

As reported in the trading statement, the Board had budgeted for turnover to show a larger increase over the amount reported for the previous quarter than actually achieved. In response a detailed review was conducted focusing on sales prospects and the level of operating costs. The outcome is that, taken with the poor visibility of future market conditions, the Board's turnover expectations for 2002 and 2003 have been significantly lowered and a plan to reduce costs by a significant margin, with substantially lower head office costs, has been approved by the Board. As a further measure the Board has decided to keep certain facilities under review and dispose of such of them where EBITDA expectations are unacceptable.

Facilities

All of the Group's facilities are now operational with the exception of Luxembourg and so there are now nine operational facilities with a total data floor area of 261,000 square feet. The fit-out of Luxembourg remains deferred. It will only be completed if it can be substantially funded by non-recourse finance and if there is an appropriate level of firm customer interest. Otherwise the roll-out capital expenditure programme is complete and future expenditure levels will be substantially lower. At this stage there is nothing further to add to the position set out in the trading statement regarding the Luxembourg litigation.

Market Demand

Existing market conditions remain difficult and there is poor visibility of future conditions. Nevertheless, we have seen an increase in enquires, although competition is tough and it is taking longer than expected to convert enquiries into sales orders.

London I continues to be highly profitable and take up in London II continues to progress well given market conditions. The Frankfurt facility is expected to build on its significant EBITDA positive position. The Paris facility is targeting a more broadly spread customer base and to remain EBITDA positive in 2002. The other facilities had a low level of occupancy although, with the exceptions of Madrid and Milan, they have been open for only a short period of time. All facilities now have Country Managers, who are sales specialists, responsible for implementing a more effective, locally targeted sales strategy.

Board Changes

The Group has now moved from its development phase to concentrate on sales and to this end Michael Tobin was recently appointed to the Board with responsibility for Sales & Marketing. Michael joined the Group from ICL where he was Managing Director of eBusiness Services in Germany. On joining the Company he returned to London after 12 years of international experience gained in Germany, France and Denmark.

The Board also recently announced that Cliff Stanford and I have relinquished our executive positions with the Company to become respectively, non-executive Deputy Chairman and non-executive Chairman and that James Morton, a non-executive Director of the Company, has resigned. On behalf of the Company, I would like to thank Cliff for his services as an executive Director and James for his services as our senior non-executive Director.

John Porter
Chairman
17 May 2002

Group Statement of Total Recognised Gains and Losses

REDBUS INTERHOUSE PLC
Group Profit and Loss Account
For the 3 months ended 31 March 2002

	Notes	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Turnover - continuing operations		2,624	2,233	9,311
Cost of sales		(7,127)	(1,834)	(67,003)
Provision for impairment of tangible fixed assets	2	-	-	(50,165)
Other exceptional items	2	-	-	(2,788)
Other cost of sales		(7,127)	(1,834)	(14,050)
Gross (loss) / profit		(4,503)	399	(57,692)
Administrative expenses		(2,164)	(1,782)	(10,247)
Exceptional items	2	-	-	(970)
Other administrative expenses		(2,164)	(1,782)	(9,277)
Operating loss	3	(6,667)	(1,383)	(67,939)
Share of associate's operating loss	2	-	(100)	(100)
Interest receivable and similar income		178	1,135	2,902
Interest payable and similar charges		(6)	(14)	(49)
Loss on ordinary activities before taxation		(6,495)	(362)	(65,186)
Taxation on loss on ordinary activities		-	(15)	25
Loss for the financial period		(6,495)	(377)	(65,161)
Loss per share:				
Basic and diluted loss per share	4	(4.34)p	(0.25)p	(43.2)p
Adjusted loss per share	4	(4.31)p	(0.18)p	(7.4)p

REDBUS INTERHOUSE PLC
Group Statement of Total Recognised Gains and Losses
For the 3 months ended 31 March 2002

	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Loss for the financial period	(6,495)	(377)	(65,161)
Currency translation differences	39	127	103

Total recognised losses for the financial period		(6,459)	(250)	(65,058)

REDBUS INTERHOUSE PLC
Group Balance Sheet at 31 March 2002

	Notes	31 March 2002 £'000 Unaudited	31 March 2001 £'000 Unaudited	31 December 2001 £'000 Audited
Fixed assets				
Tangible assets		23,058	30,133	24,629
Current assets				
Debtors: due within one year		9,889	7,400	9,668
Debtors: due after one year		5,875	5,637	5,974
Cash at bank and in hand		15,341	78,838	22,152
		31,105	91,803	37,934
Creditors: amounts falling due within one year		(9,728)	(8,269)	(10,505)
Net current assets		21,377	83,604	27,429
Total assets less current liabilities		44,435	113,740	52,058
Creditors: amounts falling due after more than one year			(158)	(19)
Provisions for liabilities and charges		(2,412)	(1,279)	(3,559)
Net assets		42,023	112,305	48,480
Capital and reserves				
Called up share capital		1,509	1,509	1,509
Capital redemption reserve		2,048	2,046	46
Share premium account		102,620	102,472	102,528
Other reserve		14,306	14,306	14,306
Profit and loss account		(78,368)	(5,728)	(69,907)
Equity shareholders' funds	6	42,023	112,305	48,480

BEST AVAILABLE COPY

REDBUS INTERHOUSE PLC
Group Cash Flow Statement
For the 3 months ended 31 March 2002

	Notes	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Net cash outflow from operating activities	5	(5,201)	(1,111)	(8,123)
Returns on investments and servicing of finance		172	1,121	2,853
Taxation		(42)	(45)	(275)
Capital expenditure and financial investment		(1,694)	(8,347)	(58,279)
Cash outflow before financing		(6,765)	(7,382)	(63,824)
Financing		(82)	(53)	(271)
Decrease in cash in the period		(6,847)	(7,435)	(64,095)

Notes

1. Basis of consolidation

On 5 April 2000 the Company, then named Horace Small Apparel plc, became the legal parent company of Redbus Interhouse Limited in a share-for-share transaction. Due to the relative values of the companies, reverse acquisition accounting was adopted as the basis of consolidation.

2. Exceptional items

	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Included in cost of sales:			
Provision for impairment of tangible fixed assets	-	-	(50,165)
Provision for onerous property leases	-	-	(2,296)
Provision for redundancy costs	-	-	(220)
Share option compensation charge	-	-	(272)
	-	-	(2,788)
Included in administrative expenses:			
Provision for redundancy costs	-	-	(89)
Abortive fund raising costs	-	-	(640)
Abortive acquisition costs	-	-	(241)
	-	-	(970)
Included in share of associate's operating loss:			
Goodwill write-off	-	(100)	(100)

Net exceptional items	-	(100)	(54,023)

3. Operating loss

This is stated after charging or (crediting):

	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
National insurance on share options	**(15)**	(1,168)	(1,485)
Foreign exchange differences	**82**	172	849

4. Loss per share

The basic and diluted loss per share for the 3 months ended 31 March 2002 is based on the loss for the financial period of £6,495,000 (3 months ended 31 March 2001 - £377,000; year ended 31 December 2001 - £65,161,000) and on the weighted average number of ordinary shares in issue during the period of 150,760,228 (3 months ended 31 March 2001 – 150,617,734; year ended 31 December 2001 - 150,683,203).

The adjusted loss per share has been calculated to give a fairer presentation of trading performance and for the 3 months ended 31 March 2001 is based on the adjusted loss for the financial period of £277,000 prior to the exceptional expense of £100,000. The adjusted loss for the financial year ended 31 December 2001 is based on the adjusted loss for the financial period of £11,138,000 prior to the provision for impairment of tangible fixed assets of £50,165,000 and other exceptional expenses of £3,858,000.

5. Notes to the Group Cash Flow Statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Operating loss	(6,657)	(1,383)	(67,939)
Provision for impairment of tangible fixed assets	-	-	50,165
Depreciation	3,255	1,007	6,287
Profit on disposal of tangible fixed assets	-	-	(6)
Exceptional items	-	-	2,605
Share option compensation charge	-	174	803
Decrease / (increase) in debtors	78	332	(2,443)
(Decrease) / increase in creditors and provisions	(1,877)	(241)	2,405
Net cash outflow from operating activities	(5,201)	(111)	(8,123)


BEST AVAILABLE COPY

b) Analysis of movement in net funds

	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Decrease in cash in the period	(6,847)	(7,435)	(64,095)
Cash outflow from decrease in finance leases and hire purchase contracts	84	79	322
Change in net funds resulting from cash flows	(6,763)	(7,356)	(63,773)
Currency translation differences	36	127	103
Movement in net funds in the period	(6,727)	(7,229)	(63,670)
Net funds at the beginning of the period	21,900	85,570	85,570
Net funds at the end of the period	15,173	78,341	21,900
Net funds analysed as follows:			
Cash at bank and in hand	15,341	78,836	22,152
Obligations under finance leases and hire purchase contracts	(168)	(495)	(252)
	15,173	78,341	21,900

6. Reconciliation of movement in equity shareholders' funds

	3 Months ended 31 March 2002 £'000 Unaudited	3 Months ended 31 March 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Loss for the financial period	(6,495)	(377)	(65,161)
Share option compensation charge	-	174	803
Currency translation differences	36	127	103
Stamp duty accrual not required	-	-	329
New shares issued	2	26	51
Net movement in equity shareholders' funds	(6,457)	(50)	(63,875)
Opening equity shareholders' funds	48,480	112,355	112,355
Closing equity shareholders' funds	42,023	112,305	48,480

7. Financial Information

The financial information for the period ended 31 March 2002 has been prepared on the basis of the accounting policies set out in the accounts for the year ended 31 December 2001. The financial information for the periods ended 31 March 2002 and 31 March 2001 is unaudited and does not constitute full accounts within the meaning of the Companies Act 1985 but is derived from these accounts. The financial information for the year ended 31 December 2001 has been extracted from the full accounts for that year, which will be delivered to the Registrar of Companies. The auditors report was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Under embargo until 7am, Monday 18 March 2002

Redbus Interhouse plc

("Redbus Interhouse" or "the Company")

Announcement of results for the year ended 31 December 2001

HIGHLIGHTS

- Turnover of £9.3m (2000 - £3.5m)
- £22.2m in cash at year end
- Operating costs reduced in rapid response to market conditions
- Capital expenditure virtually complete – £4.3m budgeted for 2002
- Eight fully built-out operational facilities – 238,000 sq ft of data area
- 5 year contract with AOL in Frankfurt
- Resilient electronic link installed across the 3 London sites to enhance customer service
- Second London Internet Exchange (LINX) switch to be installed within London III
- On current sales projections the Board anticipates the Group moving to EBITDA positive during 2003

John Porter, Executive Chairman, commented:-

"We responded rapidly to the difficult market conditions of last year by taking measures to reduce costs and conserve cash. The capital expenditure programme was virtually completed and our balance sheet remains strong with over £22m in cash.

"Our business plan is based on existing market conditions and we are not relying on any improvement to achieve our goals. Three sites were EBITDA positive for 2001 and we now have eight operational facilities with 185,000 square feet of fully fitted vacant space as part of our total build out policy. We have considerably strengthened our sales teams and we are focused on selling space to capitalise on this substantial revenue opportunity. On current sales projections we anticipate moving to EBITDA positive during 2003."

An analysts' conference will be held at Weber Shandwick Square Mile on Monday, 18 March 2002 from 9.00 am onwards.

Enquiries:
Redbus Interhouse plc **020 7647 1600**
John Porter, Chairman
ir@interhouse.redbus.com

Weber Shandwick Square Mile **020 7950 2800**
Terry Garrett/Josh Royston
sqmile@interhouse.redbus.com

Chairman's Statement

Difficult market conditions prevailed throughout most of 2001. The sudden decline in demand for colocation services in the Spring occurred after substantial capital expenditure commitments had been made on new facilities, but before they were opened. Consequently, these new facilities became operational when customer activity was at a low point.

Management responded rapidly. The capital expenditure programme was quickly scaled back and measures were taken to reduce operating costs significantly. In particular, as announced in the half year results the fit-outs for both the Munich and Luxembourg facilities were deferred. Operating costs were cut through redundancies both at head office and at facilities and by steps to reduce other overheads, including the relocation of the head office to the London III facility.

Throughout this difficult period care was taken to ensure that the new facilities were completed to our premium quality specifications and staffed, along with our other facilities, on a twenty four hour, 365 day basis with our normal complement of qualified engineers. The Group currently has eight fully built-out operational facilities with 238,000 square feet of data floor area and one further facility with data floor area of 23,000 square feet due to be opened shortly.

Results

Turnover increased to £9.3 million from £3.5 million in 2000, but the reduction in market demand led to a slower rate of sales fill-out than expected. For these reasons the Board decided that it would be prudent to conduct a review of the carrying value of tangible fixed assets at all facilities in accordance with accounting standard FRS 11. The review was carried out conservatively by assuming there will be no recovery in pricing or the sales fill-out rate and with a discount rate of 18% applying to forecast cash flows. As a consequence, a substantial non-cash impairment provision to the profit and loss account arose of £50.2 million. The strength of the Group's balance sheet and the absence of debt allows us to take a prudent view without reference to any possible improvement in economic conditions.

Excluding the provision for impairment and the other exceptional items, there was an adjusted loss before taxation of £11.2 million, compared with a loss of £6.1 million for 2000 after excluding the goodwill write-off on the reverse acquisition in that year. The other exceptional costs amounted to £3.9 million, including £2.3 million in preparation for an exit from certain property leases. The EBITDA loss prior to the provision for impairment and other exceptional items was £7.7 million, compared with a loss of £5.6 million in 2000. As we go forward an initial objective is to eliminate this loss by focusing on selling space in the newly operational facilities, which represents most of the 185,000 square feet of vacant data floor area at year end.

Financial strength

At the year end, cash amounted to £22.2 million. By that date there were eight fully built-out facilities with most of the required capital expenditure in relation to the Prague facility already incurred. As already noted, the fit-outs of the Munich and Luxembourg sites were deferred and since year end the Munich lease has been terminated. Budgeted capital expenditure for 2002 amounts to £4.3 million.

As mentioned, in addition to scaling back capital expenditure, other measures have been taken to reduce costs and conserve cash, including redundancies and steps to reduce non-payroll costs. Such cost saving measures have been implemented particularly across the administration area. These included the relocation of the head office to vacant space within London III with the intention of disposing of the lease of the existing head office.

Market demand

We have based our business plan on existing market conditions and we are not relying on an improvement in these conditions. Instead, as a leader within the neutral colocation industry, our focus will be to leverage off our scale, the high quality of our services, the leading locations of our facilities, and price competitiveness. To facilitate this strategy, the sales and marketing team has been radically restructured. A Director of Sales & Marketing, with extensive experience of the European technology sector, has been appointed for the Group, which is a new appointment. Country Managers have also been appointed for the Frankfurt, Paris, Amsterdam and Milan facilities with further appointments to follow in Madrid and Prague. These are also new appointments and, as sales specialists, their primary focus will be to work with the local sales teams and the Director of Sales & Marketing in delivering revenue growth.

Prospects

At the year end, the data floor area sold to customers amounted to 53,000 square feet compared with vacant areas totalling 185,000 square feet. The substantial potential annual revenues from this fully fitted vacant space represents the extent of the revenue opportunity going forward without the need for further capital expenditure. With the steps we have recently taken we are now in an enhanced position to capitalise on this opportunity and on current sales projections we anticipate moving to EBITDA positive during 2003.

John Porter
Chairman

Review of Operations

The last financial year was particularly challenging with the primary focus continuing to be the completion of the rollout programme along with the sales effort in relation to operational facilities. As noted in the Chairman's Statement, difficult market conditions prevailed throughout most of 2001, but did not manifest themselves until after substantial new capital expenditure commitments had been made and prior to the opening of most of the Group's facilities. The consequence was that there was a limit to the extent that capital expenditure could be curtailed, although the fit-outs of both Munich and Luxembourg were rapidly deferred. Further, as demand levels had fallen and pricing reduced before the opening of the majority of the Group's facilities, the sales environment on opening of these facilities was much more challenging than had been anticipated.

Rollout programme

Three facilities were operational throughout the year, namely London I, Paris and Milan. Madrid opened in the Summer followed by London II, Frankfurt and Amsterdam in the Autumn. London III opened at the very end of the year. By this date the fit-out of the Prague facility was well under way and it should open shortly. Notwithstanding the difficult conditions the new facilities have been completed to our premium quality specifications in line with customer needs and our vision of future market requirements. Further, all of our facilities continue to be staffed with qualified engineers on a twenty four hour, 365 day basis in order to ensure that our customer base is provided with a high quality support service.

At the year end, the Group's eight operational facilities comprised data floor area, representing saleable space, amounting to 238,000 square feet and once the Prague facility has been completed that will increase to 261,000 square feet. As noted in the Chairman's Statement, subsequent to the year end the Munich lease was terminated and also the fit-out of the Luxembourg site has been deferred. Accordingly, the current phase of the Group's rollout programme was substantially completed during the year and in anticipation of this the priorities have progressively shifted to sales and marketing activities.

Operational facilities

At the year end, 53,000 square feet of data floor area had been sold to customers principally within the London I, Paris and Frankfurt facilities. The London I and Paris facilities benefited from being the first two facilities opened and the Frankfurt facility benefited from the pre-opening contract with AOL. The remainder of the facilities faced difficult market demand conditions on opening along with reduced pricing prospects compared with earlier periods.

London I was highly profitable and cash generative and produced a high return on invested capital. Occupancy levels were high. Inevitably there were some customer losses, but the resulting available space was mainly taken up by new or existing customers. Accordingly, London I remains a very successful site and its continued good performance suggests encouraging prospects for the newly opened London II and London III facilities. Take up of space in the London II facility is progressing well given current market conditions with currently over 45 customers. The sales effort in relation to London III has only just begun and a small number of contracts have already been completed. With the three London sites being close together in Docklands a fully redundant fibre electronic link has been installed - enabling customers to directly link with each other across all three sites. As previously reported, London I benefits from a London Internet Exchange ("LINX") switch within the facility and agreement has been reached for a LINX switch to be installed within London III. As a result, this cluster of three London facilities provides a very attractive colocation site for existing and potential customers.

The performance of the Paris facility was disappointing having commenced the year with a high occupancy level. In contrast to London I, its customer base consisted primarily of large customers and, with the slowdown in the technology markets, a small number of important customers occupying large suites vacated the site or reduced their space needs due to their operational requirements. Accordingly, although the Paris facility remained EBITDA positive for the year, its performance for the second half deteriorated. Subsequent to the year end enquiry levels have improved, leading to the expectation that the facility will remain EBITDA positive for 2002 from a more broadly spread customer base. As already noted, the Frankfurt facility benefited from the pre-opening contract signed with AOL, which resulted in this site becoming EBITDA positive from opening. The remaining space in this facility did not become operational until the fourth quarter and enquiry levels are encouraging.

The Group's other operational facilities, comprising Milan, Madrid and Amsterdam, all ended the year with a low level of occupancy. Whilst the Amsterdam facility opened towards the end of the year, the Milan facility was open for the full year and the Madrid facility became operational during the Summer. Market conditions facing the Milan and Madrid facilities have been particularly difficult, although following the year end the level of enquiries in Milan has improved.

Organisation

As the extent of the downturn in demand for colocation space and the progressively reduced pricing became apparent, steps were taken to change the organisation structure to make it both leaner and more responsive to sales and marketing needs. This was achieved through three principal measures. Firstly, significant cost savings were achieved by a reduction in headcount. This reduction largely came from the Build Team following substantial completion of the rollout programme and other redundancies that avoided dilution of the high quality of service currently provided to customers. Secondly, a new position was created of Director of Sales & Marketing that reports to me and is responsible for all of the Group's activities in these areas. As noted in the Chairman's Statement, the appointee has extensive experience within the European technology sector. Thirdly, the management structure has been decentralised with the appointment of Country Managers in Frankfurt, Paris, Amsterdam and Milan and with further appointments to follow in Madrid and Prague. These are also new appointments and, as sales specialists in their territories, their roles will primarily be the hands-on management of the local sales teams to implement a more effective, locally targeted sales strategy. The Country Managers also have overall control of their facilities, which will ensure that local management issues are dealt with more effectively and that local needs are better represented at head office level.

With the implementation of these changes the management team has been considerably strengthened, particularly in the sales and marketing area. As a consequence, we will be better able to leverage off our scale and communicate the quality and competitiveness of our service offering to existing and potential customers as well as manage our facilities more effectively.

Prospects

The Group's objective is to sell the 185,000 square feet of remaining data floor area and the further 23,000 square of data floor area that will become available once the Prague facility is opened. As noted in the Chairman's Statement, the potential additional revenues are substantial and with the steps recently taken we are now in an enhanced position to capitalise on this opportunity.

Kevin Neal
Managing Director

REDBUS INTERHOUSE PLC
Group Profit and Loss Account
For the year ended 31 December 2001

	Notes	2001 £'000 Audited	2000 £'000 Audited
Turnover - continuing operations	2	9,311	3,475
Cost of sales		(67,003)	(6,339)
Provision for impairment of tangible fixed assets	3,5	(50,165)	-
Other exceptional items	3	(2,788)	-
Other cost of sales		(14,050)	(6,339)
Gross loss		(57,692)	(2,864)
Administrative expenses		(10,247)	(51,157)
Goodwill write-off		-	(47,231)
Exceptional items	3	(970)	855
Other administrative expenses		(9,277)	(4,781)
Operating loss	2	(67,939)	(54,021)
EBITDA loss before exceptional items		(7,729)	(5,566)
Depreciation		(6,287)	(2,079)
Provision for impairment of tangible fixed assets		(50,165)	-
Goodwill write-off		-	(47,231)
Other exceptional items		(3,758)	855
Share of associate's operating loss	3	(100)	(970)
Interest receivable and similar income		2,902	1,853
Interest payable and similar charges		(49)	(128)
Loss on ordinary activities before taxation		(65,186)	(53,266)
Taxation on loss on ordinary activities		25	(43)
Loss for the financial year		(65,161)	(53,309)
Loss per share:			
Basic and diluted loss per share	4	(43.2)p	(46.8)p
Adjusted loss per share	4	(7.4)p	(5.4)p

REDBUS INTERHOUSE PLC
Group Balance Sheet
At 31 December 2001

	Notes	2001 £'000 Audited	2000 £'000 Audited
Fixed assets			
Tangible assets	5	24,629	22,796
Investment in associate		-	100
		24,629	22,896
Current assets			
Debtors: due within one year	6	9,868	7,708
Debtors: due after one year		5,974	5,691
Cash at bank and in hand		22,152	86,144
		37,994	99,543
Creditors: amounts falling due within one year	7	(10,565)	(7,427)
Net current assets		27,429	92,116
Total assets less current liabilities		52,058	115,012
Creditors: amounts falling due after more than one year		(19)	(244)
Provisions for liabilities and charges		(3,559)	(2,413)
Net assets		48,480	112,355
Capital and reserves			
Called up share capital		1,509	1,508
Capital redemption reserve		46	46
Share premium account		102,526	102,147
Other reserve		14,306	14,306
Profit and loss account		(69,907)	(5,652)
Equity shareholders' funds	8	48,480	112,355

REDBUS INTERHOUSE PLC
Group Statement of Total Recognised Gains and Losses
For the year ended 31 December 2001

	2001 £'000 Audited	2000 £'000 Audited
Loss for the financial year	(65,161)	(53,309)
Currency translation differences	103	872
Total recognised losses for the financial year	(65,058)	(52,437)

REDBUS INTERHOUSE PLC
Group Cash Flow Statement
For the year ended 31 December 2001

	Notes	2001 £'000 Audited	2000 £'000 Audited
Net cash outflow from operating activities	9	(8,123)	(8,732)
Returns on investments and servicing of finance		2,853	1,725
Taxation		(275)	(13)
Capital expenditure and financial investment		(58,279)	(16,315)
Acquisitions and disposals		-	9,029
Cash outflow before financing		(63,824)	(14,306)
Financing		(271)	101,160
(Decrease)/increase in cash in the year	9	(64,095)	86,854

Notes

1. Basis of Consolidation

On 5 April 2000 the Company, then named Horace Small Apparel plc, became the legal parent company of Redbus Interhouse Limited in a share for share transaction. Due to the relative values of the companies, reverse acquisition accounting was adopted as the basis of consolidation. Horace Small Apparel plc has been brought into the consolidation from 5 April 2000 at fair values at that date and the reserves of the Group are based on the pre-combination reserves of Redbus Interhouse Limited.

2. Segmental Analysis

The Group operates in one business segment and in the geographical segments set out below. Turnover by destination is not materially different to turnover by origin as set out below.

	2001 £'000 Audited	2000 £'000 Audited
Turnover:		
United Kingdom	5,642	2,987
Europe	3,669	488
	9,311	3,475
Operating loss:		
United Kingdom		
Underlying	11	(2,320)
Provision for impairment of tangible fixed assets	(16,942)	-
Other exceptional items	(88)	-
	(17,019)	(2,320)
Europe		
Underlying	(6,897)	(2,268)
Provision for impairment of tangible fixed assets	(33,223)	-
Other exceptional items	(2,359)	-
	(42,479)	(2,268)
Central		
Underlying	(7,130)	(3,057)
Goodwill write-off	-	(47,231)
Exceptional items	(1,311)	855
	(8,441)	(49,433)
	(67,939)	(54,021)

3. Exceptional items

	2001 £'000 Audited	2000 £'000 Audited
Included in cost of sales:		
Provision for impairment of tangible fixed assets	(50,165)	-
Provision for onerous property leases	(2,296)	-
Provision for redundancy costs	(220)	-
Share option compensation charge	(272)	-
	(2,788)	-
Included in administrative expenses:		
Provision for redundancy costs	(89)	-
Abortive fund raising costs	(640)	-
Abortive acquisition costs	(241)	-
Reduction in provision for environmental remediation costs	-	855
	(970)	855
Included in share of associate's operating loss:		
Goodwill write-off	(100)	(742)
Net exceptional (expense)/credit	(54,023)	113

The exceptional share option compensation charge makes provision for all future charges arising on share options that were issued with exercise prices below market value.

4. Loss per share

The basic and diluted loss per share is based on the loss for the financial year of £65,161,000 (2000 - £53,309,000) and on the weighted average number of ordinary shares in issue during the period of 150,863,203 (2000 – 113,937,612). The weighted average number of ordinary shares for the year ended 31 December 2000 assumes that the 69,000,000 ordinary shares issued in relation to the reverse acquisition existed for the entire year. Horace Small Apparel plc shares have been included since 5 April 2000 and all other shares have been included in the computation based on the weighted average number of days since issuance.

The adjusted loss per share has been calculated to give a fairer presentation of trading performance and is based on the adjusted loss for the financial year of £11,138,000 (2000 - £6,191,000) prior to the provision for impairment of tangible fixed assets of £50,165,000 and other exceptional expense of £3,858,000 (2000 - goodwill write-off of £47,231,000 and the net exceptional credit of £113,000).

5. Tangible fixed assets

	Plant and Equipment £'000 Audited	Property £'000 Audited	Other £'000 Audited	Total £000 Audited
Net book value:				
At 1 January 2001	20,440	1,934	422	22,796
Additions	57,634	-	934	58,568
Disposals	-	-	(8)	(8)
Depreciation charge for the year	(5,915)	(42)	(330)	(6,287)
Provision for impairment	(50,165)	-	-	(50,165)
Currency translation differences	(342)	60	7	(275)
At 31 December 2001	21,652	1,952	1,025	24,629

An impairment review of plant and equipment located at all of the Group's facilities was carried out as of 31 December 2001 giving rise to an impairment provision of £ 50,165,000. The Board does not consider that reliable estimates can be obtained for the net realisable values of the Group's facilities and, accordingly, the recoverable amounts of the plant and equipment at the Group's facilities are equal to value in use. The discount rate applied in arriving at value in use was 18 per cent.

6. Debtors

	2001 £'000 Audited	**2000 £'000 Audited**
Amounts falling due within one year:		
Cash held in escrow account	2,931	2,845
Trade debtors	2,472	2,150
Rental deposits	22	8
Value added tax recoverable	2,904	1,839
Other	1,539	866
	9,868	7,708
Amounts falling due after more than one year:		
Rental deposits	5,974	5,691

7. Creditors

	2001 £'000 Audited	2000 £'000 Audited
Trade creditors	4,528	3,750
Deferred income	1,910	1,430
Accruals	3,628	1,182
Other	499	1,065
	10,565	7,427

8. Reconciliation of movement in equity shareholders' funds

	2001 £'000 Audited	2000 £'000 Audited
Loss for the financial year	(65,161)	(53,309)
Share option compensation charge	803	997
Currency translation differences	103	872
Capital adjustment for reverse acquisition accounting	-	58,037
Adjustments to stamp duty accrual	329	-
New shares issued	51	103,201
Net (reduction)/addition to equity shareholders' funds	(63,875)	109,798
Opening equity shareholders' funds	112,355	2,557
Closing equity shareholders' funds	48,480	112,355

9. Notes to the Group Cash Flow Statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	2001 £'000 Audited	2000 £'000 Audited
Operating loss	(67,939)	(54,021)
Provision for impairment of tangible fixed assets	50,165	-
Goodwill write-off	-	47,231
Depreciation	6,287	2,079
Profit on disposal of tangible fixed assets	(6)	-
Exceptional items	2,605	(855)
Share option compensation charge	803	997
Increase in debtors	(2,443)	(9,507)
Increase in creditors and provisions	2,405	5,344
Net cash outflow from operating activities	(8,123)	(8,732)

b) Analysis of movement in net funds

	2001 £'000 Audited	2000 £'000 Audited
(Decrease)/increase in cash in the year	(64,095)	86,854
Cash outflow from decrease in finance leases and hire purchase contracts	322	351
Change in net funds resulting from cash flows	(63,773)	87,205
New finance leases and hire purchase contracts	-	(353)
Currency translation differences	103	872
Movement in net funds in the year	(63,670)	87,724
Net funds/(debt) at the beginning of the year	85,570	(2,154)
Net funds at the end of the year	21,900	85,570
Net funds analysed as follows:		
Cash at bank and in hand	22,152	86,144
Obligations under finance leases and hire purchase contracts	(252)	(574)
	21,900	85,570

10. Financial information

The financial information for the years ended 31 December 2001 and 31 December 2000 does not constitute the Company's statutory accounts for those years within the meaning of the Companies Act 1985 but is derived from those accounts. Statutory accounts for the year ended 31 December 2000 have been delivered to the Registrar of Companies and the statutory accounts for the year ended 31 December 2001 will be delivered to the Registrar of Companies following the Company's annual general meeting. The auditors have reported on the accounts for the years ended 31 December 2001 and 31 December 2000 and their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

-ends-